UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34983 / August 8, 2023

In the Matter of

PACE SELECT ADVISORS TRUST
UBS SERIES FUNDS
787 Seventh Avenue
New York, New York 10019

THE UBS FUNDS
One North Wacker Drive
Chicago, Illinois 60606

UBS ASSET MANAGEMENT (AMERICAS) INC.
One North Wacker Drive
Chicago, Illinois 60606

787 Seventh Avenue
New York, New York 10019

U.S. MONTHLY INCOME FUND FOR PUERTO RICO RESIDENTS, INC.
SHORT TERM INVESTMENT FUND FOR PUERTO RICO RESIDENTS, INC.
MULTI-SELECT SECURITIES FUND FOR PUERTO RICO RESIDENTS
UBS ASSET MANAGERS OF PUERTO RICO, A DIVISION OF UBS TRUST
  COMPANY OF PUERTO RICO
American International Plaza Building, Tenth Floor
250 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918

(812-15465)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(C) OF THE ACT

PACE Select Advisors Trust, et al. filed an application on May 10, 2023, and an amendment to
the application on June 23, 2023, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") granting an exemption from section 15(c) of the Act. The order
permits a Trust's board of trustees (the "Board") to approve new sub-advisory agreements and

material amendments to existing sub-advisory agreements without complying with the in-person meeting requirement of Section 15(c) of the Act.

On July 12, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34960). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of PACE Select Advisors Trust, et al. (File No. 812-15465),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from section 15(c) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood

Assistant Secretary